Filed by FS Specialty Lending Fund
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: New FS Specialty Lending Fund
File No. of Registration Statement: 333-286859
1 From: Sent: To: Subject: Be the vote that counts. FS SPECIALTY LENDING FUND

2 2025 Special Meeting September 2, 2025 VOTE NOW Why Should I Vote? As an investor in this security, you have the right to vote on important matters. This is your opportunity to make a direct impact on your investment. Your vote counts! Ways to Vote ProxyVote 800.690.6903 Important Information For holders as of June 30, 2025 Vote Common Shares by: September 1, 2025 Control Number: 0123456789012345 This email represents the following share(s): *** PRINT OPTIONS NOT SET FOR SUMMARY!!! 123,456,789,012.00000 *** PRINT OPTIONS NOT SET FOR SUMMARY!!! 123,456,789,012.00000 *** PRINT OPTIONS NOT SET FOR SUMMARY!!! 123,456,789,012.00000

3 *** PRINT OPTIONS NOT SET FOR SUMMARY!!! 123,456,789,012.00000 *** PRINT OPTIONS NOT SET FOR SUMMARY!!! 123,456,789,012.00000 *** PRINT OPTIONS NOT SET FOR SUMMARY!!! 123,456,789,012.00000 *** PRINT OPTIONS NOT SET FOR SUMMARY!!! 123,456,789,012.00000 *** PRINT OPTIONS NOT SET FOR SUMMARY!!! 123,456,789,012.00000 *** PRINT OPTIONS NOT SET FOR SUMMARY!!! 123,456,789,012.00000 *** PRINT OPTIONS NOT SET FOR SUMMARY!!! 123,456,789,012.00000 View documents: Proxy Statement | Shareholder Letter | New FS Specialty Lending Fund has filed a joint proxy statement/prospectus and other proxy materials with the Securities and Exchange Commission (SEC) in connection with the matters described herein. Investors are urged to read the proxy materials and any other relevant documents because they contain important information about the proposals. Free copies of the proxy statement/prospectus and other proxy materials are available on the SEC’s website at www.sec.gov or at www.fsproxy.com. © 2025 Broadridge Financial Solutions Inc. P.O. Box 1310, Brentwood, NY 11717 ProxyVote and Broadridge are trademarks of Broadridge Financial Solutions Inc. CUSIP is a registered trademark of the American Bankers Association. All other registered marks belong to their respective owners. Email Settings | Terms and Conditions | Privacy Statement

FSSL Listing Proxy 2025: Email subject lines Vote your FSSL shares in connection with FSSL’s liquidity plan Vote required as part of FSSL’s liquidity plan Deadline approaching | Vote now on FSSL’s proposals Urgent deadline approaching | Your vote is needed FSSL investor action required | Vote now FSSL intends to list on NYSE – your vote is needed FSSL path to liquidity – your vote is needed Help with FSSL’s path to liquidity | Vote on the 3 proposals today Looking for liquidity? Vote now on FSSL’s 3 proposals Your FSSL Investment requires your attention Investor response needed Action Required on your FSSL investment Deadline Approaching – Act now Urgent FSSL requires your attention